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ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

June 10, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Real Estate Diversified Income Fund (the “Registrant”)

SEC File Nos. 333-235443 and 811-23499

Post-Effective Amendment No. 2 to the Registration Statement on Form N-2

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Antonio Fraone of Dechert LLP in a telephonic discussion on June 4, 2021 with respect to your review of Post-Effective Amendment No. 2 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2021 (the “Amendment”). Post-Effective Amendment No. 2 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended, for the purpose of registering Class P Shares of the Registrant. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the registration statement.

On behalf of the Registrant, set forth below are the comments of the SEC staff (“Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested.

Mr. Christopher Bellacicco June 10, 2021 Page 2

1.

Comment: Please respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter. Please allow us sufficient time to review your responses prior to filing your 486(b). Some of our comments may apply to multiple locations in your registration statement. For brevity, we have not repeated our comments. Please consider whether similar disclosure is made elsewhere in your documents and revise accordingly.

Response: We acknowledge the comments and have addressed them accordingly.

Prospectus

2.	Comment: Please confirm that after August 1, 2021, the Fund will file Form 24f-2 filings.

Response: The Fund confirms that it will begin filing Form 24f-2 filings after August 1, 2021.

3.

Comment: The Fund’s multi-class prospectus notes that “[w]hile Class I Shares do not impose a front-end sales charge, if you purchase Class I Shares through certain Intermediaries, they may directly charge you transaction or other fees in such amount as they may determine.” Please confirm whether these fees may apply to Class P Share, and if so, update the disclosure accordingly.

Response: The Fund confirms that such fees will not apply to Class P Shares.

4.	Comment: Please confirm that the expense limitation arrangement described in the footnote to the “Fee Table” will remain in place for at least one year from the date of the Prospectus.

Response: The Fund hereby confirms that the expense limitation arrangement described in the footnote to the “Fee Table” will remain in place for at least one year from the date of the Prospectus.

5.	Comment: Per Item 9.3 of Form N-2, please identify each person who, as of a specified date no more than thirty days prior to the date of the filing of this Amendment, controls the Registrant.

Response: The disclosure has been revised accordingly.

Mr. Christopher Bellacicco June 10, 2021 Page 3

6.

Comment: The following disclosure is included under the “Important Notice” section in the “Shareholder Guide”: “you may be required to tender your shares of the Fund for repurchase”. Please disclose when such tender will be required.

Response: The disclosure has been updated to note that such shareholders will be required to tender their shares through the next repurchase offer.

Statement of Additional Information

7.

Comment: In the “Distributor and Transfer Agent” section under “MANAGEMENT OF THE FUND”, please consider clarifying that the figures listed under the description of the Transfer Agent are amounts paid to the Transfer Agent.

Response: The following disclosure has been added in this section above the table listing the amounts paid to the Transfer Agent.

“For the fiscal year ended September 30, 2020, the amount of fees incurred by the Fund under the transfer agency agreement to its transfer agent, GS&Co., were as follows:”

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

William J. Bielefeld, Dechert LLP